August 2008 Preliminary Terms No. 718 Registration Statement No. 333-131266 Dated July 25, 2008 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)
The Capital Protected Notes offered provide investors with exposure to the Radar Logic Residential Property IndexSM (Composite 25) with no downside risk to their initial investment if held to maturity.  The index is designed to track the median price per-square-foot of residential properties in twenty-five metropolitan statistical areas in the United States, as averaged over rolling 28-day periods.  The notes are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and uncapped leveraged upside exposure to the underlying index.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	August , 2008
Original issue date:	August , 2008 (5 business days after the pricing date)
Maturity date:	January 5, 2011
Principal protection:	100%
Interest:	None
Underlying index:	Radar Logic Residential Property IndexSM (Composite 25) (the “index”) Please read “Index Overview” for information on the index.
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x index percent change x participation rate; provided that the supplemental redemption amount will not be less than zero
Participation rate:	175% to 200%. The actual participation rate will be determined on the pricing date.
Index percent change:	(final average index value – initial index value) / initial index value
Initial index value:	The value of the index on the pricing date, as published by the index publisher
Final average index value:	The arithmetic average of the value of the index for each valuation date, as published by the index publisher
Valuation dates:	December 27, 2010, December 28, 2010, December 29, 2010, December 30, 2010 and December 31, 2010, subject to adjustment for index disruption events.
CUSIP:	617482AP9
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	2%	98%
Total	$	$	$

(1)    The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 7 for further details.
(2)    For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB0607001

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Investment Overview

The Capital Protected Notes due January 5, 2011 (the “notes”), provide investors with an opportunity to gain leveraged exposure to residential real estate price movements via the Radar Logic Residential Property IndexSM (Composite 25) (the “index”) with no downside risk to their initial investment if the notes are held to maturity.  The index is designed to track the median price per-square-foot of residential properties in twenty-five metropolitan statistical areas in the United States.

At maturity, the notes will pay the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the performance of the index over the term of the notes, as measured over the specified valuation dates.  The supplemental redemption amount provides 175% to 200% upside participation (e.g. a 10% appreciation of the index will return the $1,000 par amount plus $175 to $200 at maturity).  The actual participation rate will be determined on the pricing date.  If the index has depreciated or has not appreciated, the investment will return the $1,000 stated principal amount at maturity.  The notes do not pay interest.

Maturity:	Approximately 2 years and 4 months
Protection at maturity:	100%
Interest:	None
Payment at maturity:	(i) If the index percent change is greater than zero Þ 175% to 200% of the index percent change (ii) If the index percent change is less than or equal to zero Þ par

Index Overview

Radar Logic Residential Property IndexSM (Composite 25)

The index was designed in 2006 by Radar Logic Incorporated (“Radar Logic”) to reflect the median price per-square-foot of residential properties in twenty-five metropolitan areas in the United States, as averaged over rolling 28-day periods.

The metropolitan areas reflected in the index are generally defined to be coterminous with the relevant Metropolitan Statistical Areas (“MSAs”) used by the U.S. Office of Management and Budget.  The weighting of each MSA in the index is equal to the aggregate value of residential properties in that MSA divided by the aggregate value of residential properties in the twenty-five MSAs combined.

The MSA weightings as of September 12, 2007 were:

Metropolitan Statistical Area	Weighting	Metropolitan Statistical Area	Weighting
New York	23.10%	Sacramento	1.94%
Los Angeles	16.06%	Minneapolis	1.91%
San Francisco	6.97%	Detroit	1.89%
Chicago	5.70%	Tampa	1.62%
Washington D.C.	5.09%	Denver	1.47%
Miami	4.63%	Las Vegas	1.40%
Boston	4.50%	St. Louis	1.20%
Philadelphia	4.07%	Cleveland	0.86%
San Diego	3.67%	Columbus	0.72%
Seattle	3.24%	Jacksonville	0.71%
San Jose	2.89%	Milwaukee	0.66%
Phoenix	2.70%	Charlotte	0.64%
Atlanta	2.36%

For a more complete description of the index and the methodology used to calculate the median price per-square-foot in each MSA, see “Annex A—Radar Logic Residential Property IndexSM (Composite 25)” to these preliminary terms.

August 2008	Page 2

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Radar Logic Residential Property IndexSM (Composite 25) Recent Data Overview

Information on the index as of market close on July 24, 2008:

Bloomberg Ticker Symbol:	RPX.CP28*
Current Index Value:	$234.16
52 Weeks Ago (7/20/2007)	$275.51
52 Week High (on 8/10/2007):	$278.32
52 Week Low (on 7/16/2008):	$233.66

* The Bloomberg ticker symbol is being provided for reference purposes only.  The initial index value and the final average index value will be determined based on the values published by the index publisher on the relevant dates.

The following graph illustrates the trends of the indicative and historical values of the index from January 1, 2003 to July 24, 2008.  For all periods prior to August 6, 2007, the value of the index has been retrospectively calculated using the same methodology as is currently employed.  The historical or indicative performance should not be taken as an indication of future performance, and no assurance can be given as to the level of the index on any of the valuation dates or that the index will increase over the term of the notes so that you will receive a positive return on your investment at maturity.

Index Values January 1, 2003 to July 24, 2008

For additional information about the index, see the information set forth under “Information about the Radar Logic Residential Property IndexSM (Composite 25)—Historical and Indicative Information” below and “Annex A—Radar Logic Residential Property IndexSM (Composite 25)” to these preliminary terms.

August 2008	Page 3

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Key Investment Rationale

Access
▪      Exposure to metropolitan residential real estate price movements via an index that is designed to track the median price per-square-foot of residential properties in twenty-five metropolitan statistical areas in the United States
▪   Portfolio diversification from traditional fixed income / equity investments

Uncapped Upside Participation:	▪ There is no maximum payment on the notes. At maturity, investors will receive 175% to 200% of any appreciation in the value of the index in addition to the protected $1,000 stated principal amount.
Protect Principal	▪ 100% principal protection at maturity regardless of the performance of the index

Summary of Selected Key Risks (see page 11)

▪	No interest payments and possibility of no return other than the return of principal

▪	The risks that affect the residential real estate market will affect the market value of, and payment at maturity on, the notes

▪	The index reflects transactions that occurred more than two months prior to the date of publication, which could adversely affect the payment at maturity on the notes

▪
Seasonal cycles have customarily affected the residential real estate market with the volume of residential property transactions and sale prices tending to be lower in winter than in other seasons and this seasonality may adversely affect the payment at maturity on the notes, which have an August pricing date and December valuation dates

▪	The market price of the notes will be influenced by many unpredictable factors

▪	The inclusion of commissions and projected profit from hedging in the issue price is likely to adversely affect secondary market prices

▪	The index methodology adjusts the actual sales data to account for disparities in price patterns, which could have an adverse effect on the index value

▪
Discontinuance of the index without a successor index will result in an alternate method of calculation of the supplemental redemption amount, which could adversely affect the supplemental redemption amount, if any, you receive at maturity

▪	Changes in the index publisher’s policies that affect the index will affect the market value of the notes and the amount you will receive at maturity

▪
The notes will not be listed on any securities exchange.  Secondary trading may be limited and you could receive less, and possibly significantly less, than par if you try to sell your notes prior to maturity.

▪	The economic interests of the calculation agent are potentially adverse to your interests

▪	Morgan Stanley’s credit rating may affect the market value of the notes

August 2008	Page 4

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in these preliminary terms as supplemented by the prospectus supplement for commodity-linked capital protected notes and the prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus a supplemental redemption amount, if any, based on whether the index appreciates over the term of the notes.

Expected Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
August , 2008	August , 2008 (5 business days after the pricing date)	January 5, 2011 (subject to postponement as described below)
Key Terms
Issuer:	Morgan Stanley
Underlying index:	Radar Logic Residential Property Index SM (Composite 25) (the “index”)
Index publisher:	Radar Logic Incorporated, or the publisher of any successor index, as applicable
Aggregate principal amount:	$
Issue price:	$1,000 per note (see “Syndicate Information” on page 8)
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Principal protection:	100% at maturity
Interest:	None
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x index percent change x participation rate; provided that the supplemental redemption amount will not be less than zero
Participation rate:	175% to 200%. The actual participation rate will be determined on the pricing date.
Index value:
The index value on any index business day will equal the value of the index or any successor index, as published by the index publisher. Under certain circumstances, the index value will be based on an alternate calculation of the index or the value of a successor index, as described under “—Discontinuance of the index with successor index; Minor alteration of method of calculation,” or if no successor index or alternate calculation is available, the index value will be determined by the calculation agent as described under “—Valuation dates” and “—Alternate Method of Calculating the Supplemental Redemption Amount.”

Index percent change:	(final average index value – initial index value) / initial index value
Initial index value:
The value of the index on the pricing date, as published by the index publisher.
If the initial index value as finally determined by the index publisher differs from any initial index value specified in the final pricing supplement, we will include the definitive initial index value in an amended pricing supplement.

Final average index value:
The arithmetic average of the values of the index for each valuation date, as published by the index publisher.
If the index publisher makes a correction to the value of the index for any valuation date and publishes the revised value for that valuation date on or prior to the final valuation date, the index value for such valuation date, for the purpose of calculating the payment at maturity, will be equal to such revised value.  If the index publisher revises the index value for any valuation date and publishes such revised value after the final valuation date, the payment at maturity will not be adjusted to account for such revision.

Valuation dates:	December 27, 2010, December 28, 2010, December 29, 2010, December 30, 2010 and December 31, 2010, subject to adjustment for index disruption events.

If the index publisher fails to publish a value for, or a index disruption event occurs on, any scheduled valuation date and there is no successor index, but the index publisher publishes index values for at least two of the scheduled valuation dates either on such scheduled valuation dates or during the period from the first valuation date and ending at 5:30 p.m., New York time, on the tenth index business day after December 31, 2010 (the “cure period”), the final average index value will be equal to the arithmetic average of such published index values.   In the event that index values are not available, due to a index disruption event or non-publication, for at least two scheduled valuation dates by the end of the cure period, then the calculation agent will determine the final average index value on the final day of the cure period by requesting the principal office of each of three leading dealers in the relevant market, selected by the calculation agent, to provide a

August 2008	Page 5

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

good faith estimate of the index values that would have prevailed on each scheduled valuation date if the index values had been published and no index disruption event had occurred and the calculation agent will calculate the index value for such scheduled valuation date as the arithmetic mean of such values.  Values obtained from Morgan Stanley or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such value is the highest of the values obtained.  If fewer than three dealers provide values as requested, the index value for each valuation date will be determined by the calculation agent in its sole discretion (acting in good faith) taking into account any information it deems relevant.

Postponement of maturity date:
If there is an index disruption event on any valuation date or the index publisher has not published values of the index for all five valuation dates on or prior to the final scheduled valuation date, the maturity date will be postponed to the fifth business day following the earlier of the day on which index values for all five valuation dates have been determined and the end of the cure period, as described under “—Valuation dates” above.

Final valuation date	December 31, 2010 or such later date on which the final index value is determined during the cure period as set forth under “—Valuation dates” above.
Index disruption event:
Index disruption event means, with respect to the index, (i) any of (a) a material change in formula or (b) a material change in content, in each case as determined in the sole discretion of the calculation agent, and (ii) a determination by the calculation agent, in its sole discretion, that no successor index is available.

Material change in formula:	Material change in formula means the occurrence since the pricing date of a material change in the formula for, or the method of calculating, the index.
Material change in content:	Material change in content means the occurrence since the pricing date of a material change in the content, composition or constitution of the index.
Discontinuance of the index with successor index; Minor alteration of method of calculation
If the index publisher discontinues publication of the index or the method of calculating the index, or the value thereof, is changed or modified in any way that constitutes, in the opinion of the calculation agent, a material change in formula or a material change in content and the index publisher or another entity (including MSCS or MS & Co.) publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (a “successor index”), then any subsequent value for the index will be determined by reference to such successor index at the regular weekday close of trading on any index business day that the index value is to be determined, with any adjustments as the calculation agent may deem necessary to make the value of such successor index comparable to the value of the index.

If the index publisher permanently discontinues publication of the index and the calculation agent determines, in its sole discretion, that no successor index is available, then the calculation agent will determine the supplemental redemption amount at maturity using an alternate method of calculation described in “—Alternate method of calculating the supplemental redemption amount” below.

If the method of calculating the index or a successor index is modified by the index publisher so that the value of the index is a fraction of what it would have been if it had not been modified, and the calculation agent, in its sole discretion, determines that such modification is not a material change in formula, then the calculation agent will adjust the index in order to arrive at a price of the index as if it had not been modified.

Alternate method of calculating the supplemental redemption amount:
If at any time prior to the first scheduled valuation date, (i) the index publisher permanently discontinues publication of the index, as determined by the calculation agent in its sole discretion, or (ii) the method of calculating the index or any successor index, or the value thereof, is changed or modified in any way that constitutes, in the opinion of the calculation agent, a material change in formula or a material change in content, and, in each case, the calculation agent determines, in its sole discretion, that no successor index is available, the supplemental redemption amount, if any, payable at maturity will be determined by the calculation agent solely by reference to the value (the “alternate value amount”) of the embedded option on the index as of the day the index was discontinued, deemed to be discontinued or materially changed (the “discontinuance date”), plus interest accrued on the alternate value amount during the remaining term of the notes from but excluding the discontinuance date at a rate equal to 1-month U.S. dollar LIBOR in effect on the date interest is first accrued and as determined monthly thereafter by the calculation agent.  The alternate value amount will be determined by the calculation agent and will be the greater of (i) the mean of the bid prices for an option with identical terms to the embedded option, save for the discontinuance of the index, on such day obtained from three recognized dealers and (ii) the bid price of MS & Co. or any of its affiliates.  If the calculation agent is unable to obtain three bid prices, the alternate value amount will be determined by the calculation agent in its sole discretion.

August 2008	Page 6

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Alternate exchange calculation in the case of an event of default:
Upon acceleration of the notes following the occurrence of an event of default, holders will be entitled to receive their supplemental redemption amount, if any, calculated by the calculation agent as if the arithmetic average of the index values on each of the five index business days on which there was no index disruption event immediately preceding the date of the acceleration were the final average index value.

Call right:	The notes are not callable prior to the maturity date.

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482AP9
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Long-Term Notes.”  Under this treatment, if you are a U.S. taxable investor, you will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes will be treated as ordinary income. If the notes were priced on July 15, 2008, the “comparable yield” would be a  rate of 5.4176% per annum, compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,133.9511 due at maturity.  The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day-count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2008	$18.2092	$18.2092
January 1, 2009 through June 30, 2009	$27.5813	$45.7905
July 1, 2009 through December 31, 2009	$28.3284	$74.1189
January 1, 2010 through June 30, 2010	$29.0957	$103.2146
July 1, 2010 through December 31, 2010	$29.8839	$133.0985
January 1, 2011 through the Maturity Date	$0.8526	$133.9511

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

Non-U.S. investors should note that the Internal Revenue Service (the “IRS”) may take the position that an investment in the notes should be treated as a “United States real property interest” under Section 897 of the Internal Revenue Code of 1986, as amended (the “Code”).  If the notes were so treated, certain adverse U.S. federal income tax consequences might apply to a Non-U.S. investor upon the sale or exchange of the notes, or upon maturity of the notes.  Non-U.S. investors should note that we currently do not intend to withhold on any payments made with respect to the notes to non-U.S. investors (provided that such non-U.S. investors comply with the applicable certification procedures and otherwise qualify for exemption from withholding, as set forth in the section entitled “United States Federal Taxation—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement).  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the notes, and we will not be required to pay any additional amounts with respect to amounts withheld.  If you are a

August 2008	Page 7

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor Trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the notes by taking positions in options contracts on the index and any other securities or instruments we may wish to use in connection with such hedging.  Such purchase activity could increase the value of the index, and therefore the value at which the index must close on the valuation dates before investors would receive at maturity a payment that exceeds the stated principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for Commodity-Linked Capital Protected Notes.

ERISA:	See “ERISA” in the prospectus supplement for Commodity-Linked Capital Protected Notes.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
100%	2.00%	<$999K
99.625%	1.625%	$1MM-$2.99MM
99.4375%	1.4375%	$3MM-$4.99MM
99.250%	1.250%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for commodity-linked capital protected notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

August 2008	Page 8

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Payment at Maturity

At maturity, investors receive (i) $1,000 + (ii) supplemental redemption amount.

If the index percent change is:	The supplemental redemption amount will be:
Greater than zero	$1,000 x index percent change x 175% to 200%
Less than or equal to zero	$0. Investors will only receive $1,000 at maturity

Note:

As there is no cap on upside participation, there is no maximum payment on the notes.  Investors will receive 175% to 200% of any appreciation in the value of the index.  The actual participation rate will be determined on the pricing date.

If the index percent change at maturity is zero or negative, investors will only receive the stated principal amount at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

August 2008	Page 9

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Hypothetical Payout on the Notes

Presented below are hypothetical examples showing how the final average index value and the payout on the notes at maturity, including the supplemental redemption amount, are calculated.  The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.  The following hypothetical information is assumed for the examples below:

Hypothetical participation rate:      187.5%, the midpoint of the expected participation rate of 175% to 200%

Hypothetical initial index value:      $250

Calculation of the Payment at Maturity

Example 1:   The final average index value is greater than the initial index value. Investors receive an amount greater than the stated principal amount at maturity.

Hypothetical final average index value:   $275

Payment at maturity:   $1,000 + supplemental redemption amount

Supplemental redemption amount:   $1,000 x index percent change x participation rate

Index percent change:   (final average index value – initial index value) / initial index value

Using the above hypothetical figures, the index percent change in this example would equal:  ($275 – $250) / $250 = 10%

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount = $1,000 x 10% x 187.5% = $187.50

In this example, the final average index value has increased 10% over the initial index value.  Because the hypothetical participation rate is 187.5%, you would receive 187.5% of the benefit of that increase and the supplemental redemption amount payable at maturity is $187.50.  As such, your payment at maturity for each $1,000 principal amount of notes is $1,187.50 which is the principal amount of $1,000 plus the supplemental redemption amount of $187.50.

Example 2:   The final average index value is less than the initial index value. Investors receive only the stated principal amount at maturity.

Hypothetical final average index value:   $225

Payment at maturity:    1,000 + supplemental redemption amount

Supplemental redemption amount:   $1,000 x index percent change x participation rate

Index percent change:   (final average index value – initial index value) / initial index value

Using the above hypothetical figures, the index percent change in this example would equal:  ($225 – $250) / $250 = -10%

Accordingly, the supplemental redemption amount in this example would equal:

Supplemental redemption amount	=	the greater of:
		(a) $0; and
		(b) $1,000 x 187.5% x -10%
	=	$0

In this example, the index percent change is less than zero and therefore the supplemental redemption amount will be zero.  As no supplemental redemption amount is payable, the total payment at maturity per note will equal only the $1,000 stated principal amount.

August 2008	Page 10

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Selected Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult with your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the index.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the section entitled “Risk Factors” beginning on page S-15 of the prospectus supplement for commodity-linked capital protected notes.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Structure Specific Risk Factors

▪
No interest payments and possibility of no return.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

▪
The risks that affect the residential real estate market will affect the market value of, and payment at maturity on, the notes.  The notes are subject to the general risks of the real estate market, including: the supply of, and demand for, residential real estate; changes in market rental rates; the availability of mortgage financing, which is in turn affected by interest rate changes, laws or regulations that may restrict the eligibility of borrowers or prohibit certain types of mortgages, and the ability and willingness of lenders to accept the risk of default; increases in property or operating taxes; increases in vacancies or declining rents due to economic, legal, cultural or technological developments; changes in zoning laws; the impact of environmental laws; uninsured damage from floods, earthquakes, hurricanes and other natural disasters; and increases in mortgage default rates and foreclosure sales.  Investors who already have exposure to the real estate market through home ownership should consider whether investing in notes that provide additional exposure to the real estate market is appropriate for them before investing.  Because the index reflects the real estate markets in only twenty-five metropolitan statistical areas, the index will not benefit from any property appreciation in rural areas or excluded metropolitan statistical areas.  Approximately 40% of the index is weighted to the New York and Los Angeles markets.  Decreases in these two markets will have a significant impact on the index.

▪
The index reflects transactions that occurred more than two months prior to the date of publication, which could adversely affect the payment at maturity on the notes.  The published index value for any day reflects the transactions that closed or were recorded during the 28-day period ending 63 days prior to such publication day.  For certain metropolitan statistical areas, the index uses the recording date, which is often significantly later than the date on which the transaction closed.  Therefore, any decline in housing prices in the months leading up to the pricing date would not be reflected in the index value until after the pricing date.  Consequently, any decline in the real estate market in the months immediately preceding the pricing date would not be reflected in the initial index value, but would be expected to cause the index value to decline below the initial index value in the months immediately following the pricing date.  Likewise, any increase in housing prices in the months immediately preceding the first valuation date would not be reflected in the final average index value on which the return on your notes will be based.  As a result of the lag inherent in the methodology of the index, the index return may be less than if the published index value reflected current sales.

▪
Seasonal cycles have customarily affected the residential real estate market with the volume of residential property transactions and sale prices tending to be lower in winter than in other seasons, which may adversely affect the payment at maturity on the notes.  Generally, fewer residential real estate transactions occur in the winter than in other seasons, which tends to increase the volatility of the index over the winter months.  In addition, in many of the metropolitan statistical areas reflected in the index, the median price per-square foot at which residential properties are sold tends to decrease in winter, and the highest prices per-square-foot in a year are often obtained in the summer.  Because the pricing date for the notes is in the summer and the valuation dates for the notes are in the winter, the seasonal cycles of residential real estate prices may adversely affect the payment at maturity on the notes.  See “Information about the Radar Logic Residential Property IndexSM (Composite 25)—Historical and Indicative Information” below.

▪
The market price of the notes will be influenced by many unpredictable factors.  Numerous factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including:  the value and volatility of the index; the market’s forecasts for the real estate

August 2008	Page 11

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

market over the term of the notes; the interest and yield rates in the market; the continuing availability and reliability of the data that the index publisher uses to calculate the index; geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the residential real estate market and that may affect the final average index value; the time remaining to the maturity of the notes; and our creditworthiness.  Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity and a sale of the notes prior to maturity may result in a significant loss.

▪
The inclusion of commissions and projected profit from hedging in the issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions at any time will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The index methodology adjusts the actual sales data to account for disparities in price patterns, which could have an adverse effect on the index value.  When there is an abnormal number of sales at high or low prices per-square-foot in the relevant period, the index publisher adjusts the price data to project what the prices would have been if the sales had been more broadly representative of the relevant metropolitan statistical area.  For periods in which relatively few sales occur, such variations are more common, which often causes or contributes to movements in the index value even though such variations due to low transaction volume are less likely to reflect an actual upturn or downswing in the housing market.  The index methodology generally does not exclude prices that are abnormally far from the median price per-square-foot, which are more common in the presence of low transaction volume or recording errors.  The inclusion of such prices could have an adverse effect on the index value.

▪
Changes that affect the index will affect the market value of the notes and the amount you will receive at maturity.  Radar Logic can, in its sole discretion, change the data sources or computation methodology for the index or make other methodological changes that could directly or indirectly affect the value of the index.  Any of these actions could adversely affect the value of the notes.  Radar Logic, or any successor publisher of the index, may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, MSCS, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

▪
Alternate method of calculation in the event the index is discontinued.  If the index is discontinued, materially altered, or suspended during the term of the notes but prior to the first scheduled valuation date, and no successor index is available, then the payment on the notes at maturity will be determined by the calculation agent based on the value of the embedded option in the notes, using the good faith quotations of such value obtained by MSCS, as the calculation agent, from other dealers and possibly affiliates of MSCS, and interest accrued on such value for the remaining term of the notes at a rate of 3-month U.S. dollar LIBOR.  If such quotations are not available, the necessary value will be determined by MSCS, as the calculation agent, in its sole discretion, acting in good faith.  The discretion afforded to MSCS, as the calculation agent, in determining the value of the embedded option in these circumstances is more fully described under “Fact Sheet—Key Terms—Alternate method of calculating the supplemental redemption amount” on page 6.

If the index is discontinued, materially altered, or suspended on of after the first scheduled valuation date, and no successor index is available, then the final average index value and, consequently, the payment on the notes at maturity will be determined using the good faith quotations of the index level obtained by MSCS, as calculation agent, from other dealers. If such quotations are not available, the necessary index values will be determined by MSCS, as the calculation agent, in its sole discretion, acting in good faith.  The discretion afforded to MSCS, as the calculation agent, in determining the index values in these circumstances is more fully described under “Fact Sheet—Key Terms—Valuation dates” on page 5.

As the index is designed to track the metropolitan residential real estate market in the United States, the determination of the embedded option value or of index values in the absence of published values from the index publisher may require significant discretion and the exercise of this discretion may present MSCS with a conflict of interest of the kind described under "—The economic interests of the calculation agent are potentially adverse to your interests."

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Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Other Risk Factors

▪
The notes will not be listed and secondary trading may be limited.  The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  As a result, you should be prepared to bear the risk of holding the notes to the maturity date.  MS & Co. currently intends to act as a market maker for the notes, but it is not required to do so.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as market maker, it is likely that there would be little or no secondary market for the notes.

▪
The economic interests of the calculation agent are potentially adverse to your interests.  The economic interests of the calculation agent are potentially adverse to your interests as an investor in the notes.  As calculation agent, MSCS will determine the initial index value and the final average index value, and calculate the supplemental redemption amount you will receive at maturity or upon earlier acceleration.  Determinations made by MSCS, in its capacity as calculation agent, including with respect to whether an index disruption event has occurred and the selection of a successor index, may affect the payout to you at maturity.  If an index disruption event occurs, the calculation agent will have a substantial degree of discretion in selecting dealers from whom to solicit quotations in order to calculate the payment at maturity and, if such quotations are not available, the calculation agent will have significant authority to determine the final average index value and, therefore, the payment at maturity on the notes.

▪
Issuer’s credit ratings may affect the market value.  Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may adversely affect the market value of the notes.

August 2008	Page 13

Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Information about the Radar Logic Residential Property IndexSM (Composite 25)

The Radar Logic Residential Property IndexSM (Composite 25)

The Radar Logic Residential Property IndexSM was designed in 2006 by Radar Logic to reflect the median price per-square-foot of residential properties in twenty-five metropolitan statistical areas in the United States, as averaged over rolling 28-day periods.  The weighting of each metropolitan statistical area in the index is equal to the aggregate value of residential properties in that metropolitan statistical area divided by the aggregate value of residential properties in the twenty-five metropolitan statistical areas combined.  For more information on the index, see “Annex A—Radar Logic Residential Property IndexSM (Composite 25).”

License Agreement between Radar Logic and Morgan Stanley

Residential Property IndexSM is a service mark of Radar Logic and has been licensed for use for certain purposes by Morgan Stanley.  Radar Logic does not make any, and disclaims all, representations and warranties regarding the underlying third party data on which the Residential Property IndexSM is based.   Morgan Stanley’s products based on the Residential Property IndexSM are not sponsored, endorsed, sold or promoted by Radar Logic, and Radar Logic makes no representation regarding the advisability of investing in such products.

Historical and Indicative Information

The following table sets forth the published high, low and end-of-quarter index values for each quarter in the period from August 6, 2007 through July 24, 2008.  The value of the index on July 24, 2008 was 234.16.  Also set forth below are indicative values of the index for each quarter in the period from January 1, 2003 through August 5, 2007.  Because Radar Logic began publication of the index on August 6, 2007, the index values set forth below prior to August 6, 2007 are hypothetical values that have been retrospectively calculated using the same methodology as is currently employed.  The historical or indicative performance of the index should not be taken as an indication of future performance, and no assurance can be given as to the level of the index on the valuation dates or that the index will increase over the term of the notes so that you will receive a positive return on your investment at maturity.

Residential Property IndexSM	High	Low	Period End
2003
First Quarter	$174.6477	$172.2704	$174.2599
Second Quarter	181.4898	173.6138	181.4898
Third Quarter	192.2735	181.6821	191.9338
Fourth Quarter	194.9992	191.9896	194.5297
2004
First Quarter	196.3642	194.4561	196.3642
Second Quarter	211.7904	196.4209	211.7904
Third Quarter	224.4262	212.0648	224.4161
Fourth Quarter	225.1214	223.6827	224.9917
2005
First Quarter	231.3103	225.0700	231.3103
Second Quarter	248.2529	231.6101	248.2529
Third Quarter	262.7734	248.2714	262.7734
Fourth Quarter	263.9906	262.6452	262.6452
2006
First Quarter	264.0277	258.8192	262.3970
Second Quarter	272.1132	262.3560	272.1132
Third Quarter	276.2922	272.2150	275.4407
Fourth Quarter	275.3894	267.5139	268.3400
2007
First Quarter	268.5130	264.5496	266.4685
Second Quarter	275.2263	266.0807	274.7431
Third Quarter	278.3219	273.1553	273.1553
Fourth Quarter	272.8833	259.2200	259.2200
2008
First Quarter	258.8600	242.7600	243.4100
Second Quarter	242.8400	234.3500	234.9600
Third Quarter (through July 24, 2008)	234.5200	233.6600	234.1600

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Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

ANNEX A

Radar Logic Residential Property IndexSM (Composite 25)

We have derived all information herein regarding the index, including, without limitation, its data sources and computation methodology, from publicly available information. Such information reflects the policies of, and is subject to change by Radar Logic Inc. (“Radar Logic”).  The index was developed, and is calculated, maintained and published by Radar Logic.  We make no representation or warranty as to the accuracy or completeness of such information.

The index was designed in 2006 by Radar Logic (the “index publisher”) to reflect the median price per-square-foot of residential properties in twenty-five metropolitan areas in the United States, as averaged over rolling 28-day periods.

MSA weighting

The metropolitan areas reflected in the index are defined to be coterminous with the relevant Metropolitan Statistical Areas (“MSAs”) used by the U.S. Office of Management and Budget, except that the index includes Fairfield County, Connecticut in the New York, New York MSA. The weighting of each MSA in the index is equal to the aggregate value of residential properties in that MSA divided by the aggregate value of residential properties in the twenty-five MSAs combined.  Metropolitan areas in Texas are not included in the index.  The aggregate value of residential real estate in an MSA is estimated as the product of (i) the number of housing units in that MSA, as published by the Census Bureau for the previous year, times (ii) the median square footage in that MSA, as estimated by the index publisher from tax roll data, times (iii) the price per square foot for residential properties in that MSA, calculated by Radar Logic, as the arithmetic average price per-square-foot over a 28-day period.

The MSA weightings as of September 12, 2007 were:
Metropolitan Statistical Area	Weighting
New York	23.10%
Los Angeles	16.06%
San Francisco	6.97%
Chicago	5.70%
Washington D.C.	5.09%
Miami	4.63%
Boston	4.50%
Philadelphia	4.07%
San Diego	3.67%
Seattle	3.24%
San Jose	2.89%
Phoenix	2.70%
Atlanta	2.36%
Sacramento	1.94%
Minneapolis	1.91%
Detroit	1.89%
Tampa	1.62%
Denver	1.47%
Las Vegas	1.40%
St. Louis	1.20%
Cleveland	0.86%
Columbus	0.72%
Jacksonville	0.71%
Milwaukee	0.66%
Charlotte	0.64%

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Capital Protected Notes due January 5, 2011
Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25)

Data sources

The index publisher purchases the data it uses to compute the index from municipal offices, including recorders’ offices, assessors’ offices and building departments.  Radar Logic may use additional sources of information in the future.  The published index level on any day reflects all of the eligible sales of single-family and multi-family houses, condominiums and cooperatives that closed (or, in some cases, were recorded) in the 28-day period ending 63 days prior to the publication date.  Sales where the property type, price, date or square footage cannot be determined are excluded, along with transactions that appear from the deed to be construction loans or not at arms’ length (for example, transactions between family members).  The index publisher uses the square footage number designated as “living area square footage” on the deed when it is available as the denominator in the price per square feet calculation, otherwise it uses, in order of preference, “universal building square feet,” “building square feet,” or “adjusted gross square feet.”  In retroactively calculating historical index levels, the index publisher used the most recent square footage data available, which may have been different than the square footage of the house or condominium when the sale took place.

For each MSA, the index publisher uses either the sales date denoted on the deed or the recording date of the deed to determine which period the sale relates to, depending on the percentage of deeds in that MSA that indicate the sales date.  For MSAs where the sales date is used, transactions for which the deed does not include a sales date are excluded.  If the relevant date for a sale is on a weekend or a federal holiday, the index publisher accounts for such sale on the immediately following day that is not on a weekend or federal holiday.  The index publisher does not make adjustments for local holidays or other days with low transaction volume.  The index publisher may revise its transaction filtering methodology at any time.

Computation methodology

The index attempts to mitigate the effect of house size on prices by measuring prices on a per-square-foot basis.  Many other factors, however, go into determining the price at which a house can be sold, such as the quality of its construction, its location and its amenities.  Therefore, the house sales for any metropolitan statistical area tend to occur at a wide variety of prices per-square-foot (“PPSF”), and such differences in PPSF tend to depend on the MSA’s socioeconomic makeup.

If the houses sold in a particular period are disproportionately upscale or downscale relative to other houses in the MSA, taking the median price for the relevant period would suggest that house prices had gone up or down for that MSA, which may not be true.  For example, if all recorded sales in the relevant 28-day period were sales of upscale houses, an unadjusted index would show a potentially large increase in PPSF over prior periods in which less upscale houses were sold, as upscale houses typically achieve higher PPSFs relative to less upscale houses.  This increase in PPSF would occur even if those upscale houses sold at prices well below similar upscale houses in the recent past.  Accordingly, an unadjusted index would show an increase in the housing market for that MSA even though the housing market was actually declining.  The index methodology attempts to correct for possible distortion by projecting what the distribution of PPSFs for the relevant period would have been, if the houses sold in the relevant period had been more broadly representative of the entire housing market in the MSA.

To measure more broadly the entire housing market in a given MSA, the index methodology analyzes the PPSFs from sales in that MSA over the year preceding the relevant period.  The index methodology uses the distribution of PPSFs that prevailed over the past year to model the likely sale prices that houses in the market segments that are under-represented would have obtained in the relevant period.  For example, if most of the houses sold in the relevant period were located in a well-off neighborhood, and if these houses were sold for lower prices than the prices at which similar houses were sold in the past, the index methodology adjusts the relevant period data to take into account the assumption that house prices in less well-off neighborhoods would likely also have declined.  These adjustments create a hypothetical statistical distribution of PPSFs that is more broadly representative of the entire housing market in the MSA than would have been achieved using only the actual distribution of PPSFs for the relevant period.

The index publisher uses this adjusted distribution of house sale data to produce a single PPSF for each MSA by calculating the median PPSF in the distribution, which is the point that falls between the bottom 50% of the PPSFs and the top 50% of PPSFs.  The index publisher weights the median PPSF for each MSA as described in “—MSA weighting” above to determine the index level.

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